                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

- -------------------------------------------------------------------------------

                                    FORM 11-K

                    REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31, 1995

- -------------------------------------------------------------------------------



         For the twelve-month period ended December 31, 1995.
         Commission file number:  1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         RUBBERMAID PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Rubbermaid Incorporated
         1147 Akron Road
         Wooster, Ohio  44691-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       RUBBERMAID PROFIT SHARING PLAN




Dated: 6/25/96                          /s/ Lillian R. Connor
      --------------                    ---------------------------------

                                                                Exhibit 23

                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------



The Board of Directors
Rubbermaid Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-57093) on Form S-8 of Rubbermaid Incorporated of our report dated June 14, 1996, relating to the statements of assets available for benefits of Rubbermaid Incorporated Profit Sharing Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years ended December 31, 1995 and 1994, which report appears in the December 31, 1995 annual report on Form 11-K of Rubbermaid Incorporated.


KPMG Peat Marwick LLP






Cleveland, Ohio
June 25, 1996

RUBBERMAID INCORPORATED PROFIT SHARING PLAN

Financial Statements

December 31, 1995 and 1994


(With Independent Auditors' Report Thereon)

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN


                                Table of Contents
                                -----------------



Independent Auditors' Report

Statements of Assets Available for Benefits
    December 31, 1995 and 1994

Statements of Changes in Assets Available for Benefits
    Years ended December 31, 1995 and 1994

Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Plan Administrator of
Rubbermaid Incorporated Profit Sharing Plan:

We have audited the accompanying statements of assets available for benefits of the Rubbermaid Incorporated Profit Sharing Plan (Plan) as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in assets available for benefits for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP




Cleveland, Ohio
June 14, 1996

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN

                   Statements of Assets Available for Benefits

                           December 31, 1995 and 1994

                                                                 1995       1994
                                                                 ----       ----

Assets
   Plan interest in the investments of the Profit Sharing
     Retirement Trust for Rubbermaid Incorporated
     and Related Companies (notes 1 and 3)                  $     --     31,789,577

   Employer contribution receivable                               --      4,755,404
                                                            ----------   ----------
Assets available for benefits                               $     --     36,544,981
                                                            ==========   ==========


See accompanying notes to financial statements.

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN

             Statements of Changes in Assets Available for Benefits

                     Years ended December 31, 1995 and 1994



                                                                   1995               1994
                                                                   ----               ----

Additions
   Plan interest in investment income from the
     Profit Sharing Retirement Trust for Rubbermaid
     Incorporated and Related Companies (notes 1 and 3)       $  1,237,855      1,439,342
   Employer contributions                                             --        5,479,226
   Participant contributions                                       800,713           --
                                                              ------------    -----------
                  Total contributions                              800,713      5,479,226
                                                              ------------    -----------
                  Total additions                                2,038,568      6,918,568

Deductions
   Benefits paid to participants                                  (310,382)    (2,018,532)
                                                              ------------    -----------
                  Net increase prior to plan transfers           1,728,186      4,900,036

Net transfers from (to) other Rubbermaid Incorporated plans
   (Notes 1[d] and 6)                                          (38,273,167)     3,527,068
                                                              ------------    -----------
                  Net increase (decrease)                      (36,544,981)     8,427,104

Assets available for benefits
   Beginning of year                                            36,544,981     28,117,877
                                                              ------------    -----------
   End of year                                                $       --       36,544,981
                                                              ============    ===========


See accompanying notes to financial statements.

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN

                          Notes to Financial Statements

                                December 31, 1995



(1)    Description of the Plan
       -----------------------

       The following brief description of the Rubbermaid Incorporated Profit Sharing Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    General
              -------

              The Plan is a defined contribution profit sharing plan covering associates of Rubbermaid Incorporated (Company) at the following locations (participating employers):

              Rubbermaid Specialty Products, Inc.:
                Winfield, Kansas
              Rubbermaid Commercial Products, Inc.:
                Centerville, Iowa
                Cleveland, Tennessee
              Home Products Division of Rubbermaid Incorporated:
                Statesville, North Carolina
                Cortland, New York
                Goodyear, Arizona
              Rubbermaid Office Products, Inc.
                Maryville, Tennessee
                Carson, California
              The Little Tikes Company:
                Hudson, Ohio
                City of Industry, California
                Sebring, Ohio
                Shippensburg, Pennsylvania
                Aurora, Missouri

              Participation in the Plan begins on the January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 1994, the plan was changed from a money purchase plan to a profit sharing plan, and the minimum funding standards are no longer applicable.

       (b)    Contributions
              -------------

              Prior to January 1, 1995, the Company contributed to the Plan 5 percent of the aggregate eligible compensation of the participants. Voluntary contributions by participants to the Plan (for certain participating employers) were suspended effective January 1, 1987.

              For Plan years beginning on or after January 1, 1995, the Company contributes to the Plan a minimum of 3 percent of the aggregate eligible compensation of the participants, plus an additional amount (not to exceed 4.7 percent) of the aggregate


                                                                     (Continued)

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN

                          Notes to Financial Statements



              eligible compensation of the participants, which varies with the level of Return on Net Assets which is achieved for the Plan year. Also effective January 1, 1995, a 401(k) salary deferral feature was added to the Plan allowing participants to make pretax deferrals (to a maximum of 10 percent) of base salary or wages, and amounts paid through the Improvement Sharing Plan. For the associates earning above the Social Security Wage Base, an additional amount will be contributed equal to double the amount contributed on their aggregate earnings below the Social Security Wage Base.

       (c)    Participant Accounts
              --------------------

              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investments. Each participant's account is credited with the participant's contribution, if any, (for amounts contributed prior to January 1, 1987, and subsequent to December 31, 1994) and an allocation of the Company's contribution and Plan earnings. Allocations are based upon participant earnings and service as defined. Forfeitures of terminated participants' nonvested accounts reduce the employer contribution.

       (d)    Transfers
              ---------

              The plan investments are commingled with certain other Rubbermaid plans in a master trust. Prior to 1994, multiple participant accounts were maintained for participants who transferred to a Rubbermaid location covered under other Rubbermaid profit sharing plans participating in the same master trust. During 1994, the multiple accounts were combined for each participant resulting in transfers from other master trust plans.

       (e)    Vesting
              -------

              Participants are immediately vested in the portion of their accounts attributable to associate voluntary contributions plus actual earnings thereon and in 401(k) contributions and earnings. Vesting in the remainder of their accounts is based upon years of service. A participant becomes fully vested after completing seven years of credited service. Upon death, disability retirement, or attainment of age 65, participants become fully vested.

       (f)    Investments
              -----------

              All investments are participant directed and the participants may elect to invest the employer contribution allocated to their account in the Plan in one or more of the four investment funds held by the Plan. Investment funds available are: (a) the Equity Index Fund, comprised primarily of common stocks or securities convertible into common stocks; (b) the Fixed Income Fund, comprised primarily of government debt securities and investment grade corporate debt securities the income or return from which is fixed; (c) the Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; and (d) the Stock Fund, comprised primarily of the common stock of Rubbermaid Incorporated.



                                                                     (Continued)

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN

                          Notes to Financial Statements


              For investment purposes only, the investments held in the separate funds of the Plan are commingled with those of certain other Company sponsored retirement plans having similar investment programs. Collectively, such funds comprise the Profit Sharing Retirement Trust for Rubbermaid Incorporated and Related Companies, a bank-administered master trust fund. Allocation of the master trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

       (g)    Payment of Benefits
              -------------------

              A participant is eligible to receive a distribution upon normal retirement at age 65, late retirement, total permanent disability, or death, either in a lump-sum cash payment equal to the value of his or her account, or periodic payments in such amounts as elected by the participant (subject to rules of the Plan). Upon resignation or discharge, the amount to be set aside and paid shall not exceed the participant's vested interest.

       (h)    Participant Loans
              -----------------

              Effective January 1, 1995, loans of up to 50 percent of the vested portion of the Participant's individual account may be obtained for qualified participants. The maximum loan permissible is the lesser of $50,000 or one-half of the participant's vested balance. For record keeping purposes, the outstanding principle balance of participant loans are maintained in a separate account.

(2)    Significant Accounting Policies
       -------------------------------

       (a)    Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investment Valuation and Income Recognition
              -------------------------------------------

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund which are stated at contract value plus interest reinvested. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Administrative Expenses
              -----------------------

              All normal cost and expense of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant making a directed investment, or obtaining a loan may be borne by such participant or charged to the participant's individual account.

       (d)    Payment of Benefits
              -------------------

              Benefits are recorded when paid.



                                                                     (Continued)

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN

                          Notes to Financial Statements


       (e)    Use of Estimates
              ----------------
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and the reported amounts of receipts and disbursements during the reporting period. Actual results could differ from those estimates.

(3)    Master Trust Financial Information
       ----------------------------------

       A summary of the master trust assets and the Plan's interest in the master trust assets as of December 31, 1995 and 1994 is as follows:

                                              1995                 199
                                         -----------------  ------------------
                                         Market Percentage  Market  Percentage
                                         Value   Interest   Value   Interest
                                         ------ ---------   ------  ----------
Equity Fund                          $ 60,463,367   -   $ 44,440,896   12%
Fixed Income Fund                      12,730,483   -      9,799,829   16
Stable Value Fund                     307,186,961   -    291,504,586    8
Stock Fund                              6,975,972   -      9,066,298   14
Loan Fund                               9,185,087   -      4,406,468   --
                                     ------------       ------------

         Total master trust assets   $396,541,870   -   $359,218,077    9%
                                     ============       ============

       The Plan has investment contracts with Primco Capital Management (Primco). Primco maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco. The contract is included in the financial statements at contract value, which approximates fair values. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses. The average yield and credited interest rate was 6.77 percent and 7.39 percent as of December 31, 1995 and 1994, respectively.



                                                                     (Continued)

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN

                          Notes to Financial Statements

       A summary of master trust investment activity is as follows:

                                                              Fixed          Stable
                                                Equity        Income          Value         Loan           Stock
                                                Fund           Fund           Fund          Fund           Fund          Totals
                                                ----           ----           ----          ----           ----          ------

Balance at December 31, 1993                $ 45,666,257     9,016,044     277,927,928   4,406,833            --       337,017,062

Employer contributions                         3,420,511     1,265,598      12,474,438        --             6,832      17,167,379
Net depreciation in fair value                (1,437,577)   (1,181,785)           --          --          (605,498)     (3,224,860)
Dividends                                      1,243,761       353,735            --          --           144,020       1,741,516
Interest                                          21,781       404,165      20,839,140     602,629           6,644      21,874,359
Benefit payments                              (1,562,145)     (443,513)    (12,261,228)   (172,193)       (226,568)    (14,665,647)
Transfers                                     (3,016,199)      372,562      (7,133,301)       (865)      9,777,803            --
Other                                            104,507        13,023        (342,391)   (429,936)        (36,935)       (691,732)
                                             -----------  ------------    ------------  ----------    ------------    ------------

Balance at December 31, 1994                  44,440,896     9,799,829     291,504,586   4,406,468       9,066,298     359,218,077

Employer contributions                         3,460,500     1,499,364      12,017,685        --            65,509      17,043,058
Participant contributions                      1,134,258       406,586       2,948,499        --            66,013       4,555,356
Net appreciation (depreciation)
     in fair value                            16,877,310       837,182      13,850,807        --        (1,704,252)     29,861,047
Dividends                                        385,125     1,157,486            --          --           147,492       1,690,103
Interest                                         266,228         6,387       7,155,450     448,733           6,651       7,883,449
Loan repayments                                  517,713       105,761       2,020,885  (2,648,772)          4,413            --
Benefit payments                              (3,154,863)     (705,710)    (19,225,676)    326,384        (450,083)    (23,209,948)
Loan disbursements                            (1,330,363)     (226,553)     (5,452,864)  7,213,380        (203,600)           --
Interfund                                        891,430       (90,191)     (1,405,559)       --           604,320            --
Transfers                                         84,846        (6,802)        817,084    (881,750)        (13,378)           --
Other                                         (3,109,713)      (52,856)      2,956,064     320,644        (613,411)       (499,272)
                                             -----------  ------------    ------------  ----------    ------------    ------------

Balance at December 31, 1995                 $60,463,367    12,730,483     307,186,961   9,185,087       6,975,972     396,541,870
                                             ===========  ============    ============  ==========    ============    ============

(4)    Plan Termination
       ----------------
       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement. The Plan merger, as discussed in Note 6, is not considered a termination of the Plan.

(5)    Tax Status
       ----------

       The Plan submitted a request for a determination letter in December 1994. In December 1995, the Plan received a favorable determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Subsequent to the submission, the Plan was merged with the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan. A new application will be submitted in September 1996 with the Internal Revenue Service concerning the qualified status of the surviving plan. The plan administrator and the Plan's

                   RUBBERMAID INCORPORATED PROFIT SHARING PLAN

                          Notes to Financial Statements




       tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)    Plan Merger
       -----------
       As of March 31, 1995, and effective April 1, 1995, the Plan was merged with the Rubbermaid Commercial Products Incorporated Associates' Profit Sharing Retirement Plan into the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan. Simultaneously, a spin-off occurred creating the Rubbermaid Incorporated Collectively Bargained Profit Sharing Retirement Plan.